UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2014.

Commission File Number: 001-35265

CSR plc

(Translation of registrant’s name into English)

Churchill House

Cambridge Business Park

Cowley Road

Cambridge CB4 0WZ

United Kingdom

Tel: +44 (0) 1223 692000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by checkmark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(l):  ☐

Indicate by checkmark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CSR plc

(Registrant)

Date: August 18, 2014	By:	/s/ Brett Gladden
Brett Gladden
Company Secretary

13 August 2014

CSR plc

(the “Company”)

Transaction in Own Shares

CSR plc announces that on 13 August 2014, it purchased from J.P. Morgan Securities plc, 42,000 ordinary shares at an average price of 511.0426 pence per ordinary share. The purchased shares will be cancelled. Following the above purchase, the Company holds 19,989,382 ordinary shares in treasury, and has 165,094,142 ordinary shares in issue (excluding treasury shares).

Contacts

CSR plc
Will Gardiner, Chief Financial Officer
Jeffery Torrance, VP Investor Relations
Paul Sharma, Director Investor Relations
Tel: +44 (0) 1223 692 000

14 August 2014

CSR plc

(the “Company”)

Transaction in Own Shares

CSR plc announces that on 14 August 2014, it purchased from J.P. Morgan Securities plc, 43,300 ordinary shares at an average price of 529.8017 pence per ordinary share. The purchased shares will be cancelled. Following the above purchase, the Company holds 19,989,382 ordinary shares in treasury, and has 165,050,842 ordinary shares in issue (excluding treasury shares).

Contacts

CSR plc
Will Gardiner, Chief Financial Officer
Jeffery Torrance, VP Investor Relations
Paul Sharma, Director Investor Relations
Tel: +44 (0) 1223 692 000

15 August 2014

CSR plc

(the “Company”)

Transaction in Own Shares

CSR plc announces that on 15 August 2014, it purchased from J.P. Morgan Securities plc, 41,800 ordinary shares at an average price of 535.4259 pence per ordinary share. The purchased shares will be cancelled. Following the above purchase, the Company holds 19,989,382 ordinary shares in treasury, and has 165,009,042 ordinary shares in issue (excluding treasury shares).

Contacts

CSR plc
Will Gardiner, Chief Financial Officer
Jeffery Torrance, VP Investor Relations
Paul Sharma, Director Investor Relations
Tel: +44 (0) 1223 692 000

15 August 2014

CSR plc

(“the Company”)

Announcement of the grant of share options to Directors of the Company pursuant to the Company’s 2013 Long-Term Incentive Plan

Following approval of the Remuneration Committee of the Company, and pursuant to the rules of the CSR plc 2013 Long-Term Incentive Plan (“the Plan”), on 14 August 2014 share options were granted to each of the directors named below. The options will vest on 14 August 2017 subject to the rules of the Plan and the satisfaction of performance conditions.

Director	Number of shares subject to option	Exercise price per share (£)
Mr J van Beurden	90,419	5.24
Mr W Gardiner	63,490	5.24
Mr C Ladas	38,971	5.24